SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                   SCHEDULE TO
                                 (Rule 14d-100)


           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 --------------
                                  GENESYS S.A.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------
          OFFER TO GRANT ELIGIBLE EMPLOYEES THE OPPORTUNITY TO RENOUNCE
                       THE BENEFIT OF OUTSTANDING OPTIONS
                       GRANTED TO SUCH ELIGIBLE EMPLOYEES
                 UNDER GENESYS S.A'S STOCK INCENTIVE PLAN AND/OR
                       THE 1998 FRENCH STOCK OPTION PLANS
                                 FOR NEW OPTIONS
                         (Title of Class of Securities)

                                 ---------------
                                    [_______]
                (CUSIP Number of Underlying Class of Securities)


                                Mr. Patrick Janel
                                  Genesys S.A.
                                   L'Acropole
                           954-980 Avenue Jean Mermoz
                       CS 69004 34967, Montpellier Cedex 2
                                     France
                          Telephone: +33 4 99 13 27 93
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)


                                 --------------
                                    Copy to:
                              Deborah E. Kurtzberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2466



                            CALCULATION OF FILING FEE


       Transaction valuation*                  Amount of filing fee
              $120,675                               $24.15


   * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 323,500 ordinary shares of Genesys S.A. having an aggregate value of $120,675 (converted from (euro)119,705 based on the foreign exchange mid-range of 1Euro=$1.0081 as quoted at 4pm Eastern time on November 18, 2002 by Reuters and other sources and as published in the Wall Street Journal on November 18, 2002) as of November 18, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)
       (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [_]   Not applicable.  Filing party: [_] Not applicable.
Form or Registration No.: [_] Not applicable.  Date filed: [_] Not applicable.

   [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] third party tender offer subject to Rule 14d-l.
   [X] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to schedule 13D under Rule 13d-2.
   [_] Check the following box if the filing is a final amendment reporting the results of the tender offer.
--------------------------------------------------------------------------------

Item 1.       Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Offer to Grant, dated November 19, 2002 (the "Offer to Grant"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.       Subject Company Information.

         (a) The name of the issuer is Genesys S.A., a corporation organized under the laws of France ("Genesys" or the "Company"), the address of its principal executive offices is L'Acropole, 954-980 Avenue Jean Mermoz, CS 69004 34967, Montpellier Cedex 2, France, and the telephone number of its principal executive offices is +33 4 99 13 27 67. The information set forth in the Offer to Grant under Section 9 ("Information Concerning Genesys") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to grant Eligible Employees (as defined in the Offer to Grant) the opportunity to renounce the benefit of outstanding Eligible Options (as defined in the Offer to Grant) for new options (the "New Options") to purchase ordinary shares of the Company, (euro)5 nominal value (the "Ordinary Shares"), to be granted under the Option Plans (as defined in the Offer to Grant), upon the terms and subject to the conditions described in the Offer to Grant and the related e-mail to Eligible Employees, attached hereto as Exhibit (a)(4), and acceptance letter (the "Acceptance Letter") (which together and, where applicable, with any other country specific documents provided by the Company, as they may be amended from time to time, shall constitute the "Offer"), attached hereto as Exhibit (a)(2).

         The information set forth in the Offer to Grant under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options and Eligible Employees; Expiration Date"), Section 5 ("Acceptance of Renunciation Relating to Eligible Options and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Grant under Section 7 ("Price Range of Ordinary Shares and American Depositary Shares") is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person.

         The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.       Terms of the Transaction.

         (a) The information set forth in the Offer to Grant under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options and Eligible Employees; Expiration Date"), Section 3 ("Procedures for Renouncing the Right to the Benefit of your Eligible Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Grant under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Ordinary Shares") is incorporated herein by reference.

Item 5.       Past Contacts, Transactions, Negotiations and Arrangements.

         The information set forth in the Offer to Grant under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Ordinary Shares") is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Grant under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Grant under Section 5 ("Acceptance of Eligible Options and Issuance of New Options") and Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) Except as set forth in the Offer to Grant under Section 9 ("Information Concerning Genesys"), Section 16 ("Additional Information") and
Section 17 ("Forward Looking Statements"), the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.

Item 7.       Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Grant under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Grant under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d)  Not applicable.

Item 8.       Interest in Securities of the Subject Company.

         (a) Not applicable.

         (b) The information set forth in the Offer to Grant under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Ordinary Shares") is incorporated herein by reference.

Item 9.       Person/Assets, Retained, Employed, Compensated or Used.

         Not applicable.

Item 10.      Financial Statements.

         The information set forth in the Offer to Grant under Section 9 ("Information Concerning Genesys") and Section 16 ("Additional Information"), the information set forth on pages F-1 to F-38 of the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2001and the information set forth in the Company's Reports filed on Form 6-K, dated June 12, 2002, June 19, 2002, June 25, 2002, July 10, 2002, July 11, 2002, August 6, 2002, August 9,
2002, August 13, 2002, August 14, 2002, August 21, 2002, September 4, 2002,
September 10, 2002, September 16, 2002, October 30, 2002, November 5, 2002, November 8, 2002 and November 15, 2002 is incorporated herein by reference. Such Annual Report on Form 20-F and Reports on Form 6-K may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in the Offer to Grant under Section 16 ("Additional Information").

Item 11.      Additional Information.

         (a) The information set forth in the Offer to Grant under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Ordinary Shares") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12.      Exhibits.

         (a) (1) Offer to Grant, dated November 19, 2002.

             (2) Form of Acceptance Letter.

             (3) Form of Withdrawal Letter.

             (4) Form of E-mail to Employees Accompanying Offer to Grant.

         (b) Not applicable.

         (d)

             (1) Genesys S.A.'s Stock Incentive Plan.

             (2) 1998 French Stock Option Plan

             (3) Form of Non-Qualified Stock Option Agreement pursuant to
                 Genesys S.A.'s Stock Incentive Plan.

             (4) Form of Incentive Stock Option Agreement pursuant to Genesys
                 S.A.'s Stock Incentive Plan.

             (5) Form of New Certificate pursuant to 1998 French Stock Option
                 Plan.

         (g) Not applicable.

         (h) Not applicable.

Item 13.      Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           Genesys S.A.




                                           -------------------------------------
                                           Name: Francois Legros
                                           Title: Chairman and Chief Executive
                                                  Officer

Date: November 19, 2002

                                INDEX TO EXHIBITS

Exhibit
Number       Description
-------      -----------

(a)(1)       Offer to Grant, dated November 19, 2002.

(a)(2)       Form of Acceptance Letter.

(a)(3)       Form of Withdrawal Letter.

(a)(4)       Form of Cover E-mail to Employees Accompanying Offer to Grant.

(d)(1)       Genesys S.A.'s Stock Incentive Plan.

(d)(2)       1998 French Stock Option Plan

(d)(3) Form of Non-Qualified Stock Option Agreement pursuant to Genesys S.A.'s Stock Incentive Plan.

(d)(4) Form of Incentive Stock Option Agreement pursuant to Genesys S.A.'s Stock Incentive Plan.

(d)(5)       Form of New Certificate pursuant to 1998 French Stock Option Plan.